Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Completes Final Tranche of CAD $17.875 Million Private Placement

Vancouver, British Columbia, March 21, 2011 (TSX Venture: EMX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce the completion of the final tranche of its CAD $17.875 million private placement by the sale of 3,039,000 units for proceeds of CAD $9,876,750. Each unit, priced at CAD $3.25, consisted of one common share and one-half of one common share purchase warrant. Each full warrant entitles the warrant holder to purchase one additional common share of EMX until March 18, 2013 at a purchase price of CAD $4.00.

The Company issued to finders a total of 126,920 units (being 5% of the number of units issued to investors introduced by finders) and 126,920 finder warrants (being 5% of such units). Each finder warrant is exercisable for two years to acquire one common share for CAD $3.50.

The shares, including the shares issuable on exercise of warrants, are subject to restrictions on transfer until July 19, 2011.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: valerie@eurasianminerals.com
Website: www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Suite 300 – 570 Granville Street, Vancouver, British Columbia V6C 3P1 , Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com